Exhibit 99.1

Cloopen Group Holding Limited Announces Unaudited

First Quarter 2021 Financial Results

BEIJING, June 10, 2021 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”), a leading multi-capability cloud-based communications solution provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter ended March 31, 2021 Highlights

•	Revenues were RMB204.5 million (US$31.2 million), representing a 54.4% increase year-over-year. Revenues from cloud-based contact center (“CC”) solutions increased by 63.4% year-over year.

•	Gross margin was 43.0% in the first quarter of 2021.

•	Net loss was RMB171.0 million (US$26.1 million) in the first quarter of 2021, compared to net loss of RMB47.7 million in the first quarter of 2020. After excluding share-based compensation, change in fair value of warrant liabilities and gain from disposal of subsidiaries, net, non-GAAP net loss[1] for the quarter was RMB63.4 million, compared to RMB55.1 million in the first quarter of 2020.

•	Adjusted EBITDA loss[1] was RMB59.8 million (US$9.1 million), representing a 21.1% increase year-over-year.

•	Active customers[2] as of March 31, 2021 were 13,109, and dollar-based net customer retention rate[3] was 111.6% for the three months ended March 31, 2021.

1 Non-GAAP net loss and adjusted EBITDA are non-GAAP financial measures. See section entitled “Non-GAAP Financial Measures” for information on how the Company defines and calculates the non-GAAP financial measures. A reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures is set forth at the end of this press release.

2 Active customers at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months.

3 “Dollar-based net customer retention rate” illustrates our ability to increase revenue generated from our existing customer base. To calculate dollar-based net customer retention rate for a given period, we first identify all customers for solutions that we offer on a recurring basis, unless otherwise specified, with over RMB1,000 in monthly spending in the preceding period, then calculate the quotient from dividing the revenue generated from such customers in the given period by the revenue generated from the same group of customers in the preceding period. Solutions that we offer on a recurring basis include our CPaaS solutions and cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees. The dollar-based net customer retention rate for all active customers was 117.8% for the first quarter of 2021, and the dollar-based net customer retention rate for all active customers for 12 months ended March 31 was 110.1%.

“We are excited to report a strong first quarter as revenues reached RMB204.5 million, surpassing the top end of our guidance and representing a 54.4% year-over-year increase,” said Mr. Changxun Sun, Chief Executive Officer of Cloopen. “Remarkably, our first quarter gross margin came in at 43.0%, higher than full year 2020 gross margin of 40.0%, which represents a testament to the continuously improving intrinsic value and technology of our products as well as our optimized business mix.

“As the cloud-based Contact Center (CC) remains the cornerstone of our strategic focus, we consistently seek to expand its horizons, from merely a communication channel between enterprises and customers to a more comprehensive tool that includes subsequent customer management mechanisms such as CRM and Social CRM (SCRM). Our efforts have driven a 63.4% year-over-year growth in revenues generated from our cloud-based CC solutions. We are also pleased to announce that we recently optimized our internal organizational structure, effectively enhancing sales and operational efficiency. In conclusion, we have formed a common way of thinking, developed a clear product strategy, built a highly efficient organizational structure, and a strong executive team. With these as our foundation, we believe Cloopen will continue to deliver products and services that represent compelling value propositions,” Mr. Sun concluded.

Mr. Steven Yipeng Li, Chief Financial Officer of Cloopen, said, “We are delighted to see Cloopen’s robust performance in the first quarter of 2021. In addition to solid topline growth and robust gross profit, our dollar-based net customer retention rate recovered to 111.6% for the first quarter of 2021, benefitting from the broader economic recovery in China. We are also encouraged that the integration with EliteCRM was basically completed at the product level, and since its acquisition, there have been quite a few new clients, mainly in the finance industry, that have signed contracts for both CC and CRM. Leveraging the synergies in customer acquisition, we expect to have additional customers in the pipeline for combined CC and CRM. Going forward, we will continue to grow our customer base, while providing top-notch and multi-dimensional services to our existing customers.”

Financial Results for the First Quarter of 2021

Revenues

In the first quarter of 2021, revenues increased by 54.4% to RMB204.5 million (US$31.2 million) from RMB132.4 million in the first quarter of 2020. The increase was contributed by robust performance across our product lines.

•	Revenues from communications platform as a service (“CPaaS”) solutions increased by 53.9% to RMB101.7 million (US$15.5 million) in the first quarter of 2021 from RMB66.0 million in the first quarter of 2020, primarily due to the organic growth of text messaging services and voice calls services as a result of the increased demand from certain large enterprises.

•	Revenues from cloud-based CC solutions increased by 63.4% to RMB70.2 million (US$10.7 million) in the first quarter of 2021 from RMB43.0 million in the first quarter of 2020, primarily due to an increase in the number of customers and projects as a result of the Company’s business expansion and our enhanced sales strategy, such as cross-selling and up-selling.

•	Revenues from cloud-based unified communications and collaboration (“UC&C”) solutions increased by 43.1% to RMB32.0 million (US$4.9 million) in the first quarter of 2021 from RMB22.3 million in the first quarter of 2020, primarily due to an increase in the number of customers and projects as a result of the Company’s organic growth and the release of underserved demands amidst the COVID-19 outbreak in 2020.

Cost of Revenues

Cost of revenues increased by 65.6% to RMB116.6 million (US$17.8 million) in the first quarter of 2021 from RMB70.4 million in the first quarter of 2020, which was primarily due to increased telecommunications resources costs, outsourcing costs and infrastructure and equipments costs as the Company continues to scale its business.

Gross Profit

Gross profit increased by 41.8% to RMB87.9 million (US$13.4 million) in the first quarter of 2021 from RMB62.0 million in the first quarter of 2020. Gross margin was 43.0% in the first quarter of 2021, compared with 46.8% in the same period of 2020.

Operating Expenses

In the first quarter of 2021, operating expenses were RMB238.0 million (US$36.3million), representing an 92.8% increase from RMB123.4 million in the first quarter of 2020.

•	Research and development expenses increased by 78.1% to RMB68.7 million (US$10.5 million) in the first quarter of 2021, compared with RMB38.6 million in the first quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB6.1 million (US$0.9 million), an increase in the R&D staff expenses for development of core features and functions in cloud-based CC solutions and cloud-based UC&C solutions, and an increase in technology service expenses paid to the outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

•	Selling and marketing expenses increased by 48.7% to RMB68.3 million (US$10.4 million) in the first quarter of 2021 from RMB45.9 million in the first quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB7.7 million (US$1.2 million), and an increase in staff expenses and spending on online advertising campaigns and marketing activities as the Company continues to scale its business and reach a wider customer base.

•	General and administrative expenses increased significantly to RMB101.0 million (US$15.4 million) in the first quarter of 2021 from RMB38.9 million in the first quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB64.7 million (US$9.9 million) relating to share options granted to eligible employees and directors, certain restricted shares of the Company’s founders under the share restriction agreements and ordinary shares issued to management employees for acquisition of equity interests in a majority-owned subsidiary, partially offset by a decrease in bad debt expense resulting from the relief of negative influence on collection of accounts receivable caused by COVID-19 outbreak in 2020.

Net Loss

Net loss for the first quarter of 2021 was RMB171.0 million (US$26.1 million), compared with RMB47.7 million in the first quarter of 2020 with the increase primarily driven by increases in non-cash items of RMB115.1 million (US$17.6 million), including the increases in share-based compensation of RMB78.4 million (US$12.0 million), change in fair value of warrant liabilities of RMB21.8million (US$3.3 million), and a decrease in gain from disposal of subsidiaries, net of RMB14.9 million (US$2.3 million).

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB12.76 (US$1.95) in the first quarter of 2021, compared with RMB0.55 in the first quarter of 2020.

Outlook

For the second quarter of 2021, Cloopen currently expects revenues to be between RMB255.0 million to RMB260.0 million, representing an increase of 37.6% to 40.3% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial change and uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

Conference Call and Webcast

Cloopen’s management team will host a conference call at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on June 10, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	1-412-902-4272
US toll free:	1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Cloopen Group Holding Limited.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Cloopen’s website at http:// ir.yuntongxun.com.

A replay of the conference call will be available one hour after the end of the conference call until June 17, 2021.

The dial-in details for the telephone replay are:

International:	1-412-317-0088
US toll free:	1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10157167

Non-GAAP Financial Measures

The Company uses non-GAAP net loss and adjusted EBITDA as non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses, net, income tax expense/(benefit), share-based compensation, investment income, gain from disposal of subsidiaries, net, share of losses of equity method investments, change in fair value of warrant liabilities and foreign currency exchange (gains)/losses, net. The Company defines non-GAAP net loss as net loss excluding share-based compensation, change in fair value of warrant liabilities and gain from disposal of subsidiaries. The Company believes that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results.

The non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measures has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com

CLOOPEN GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD
		(in thousands)
ASSETS
Current assets:
Cash	296,565	2,383,171	363,743
Restricted cash	1,893	1,893	289
Term deposits	160,349	403,478	61,583
Accounts receivable-third parties, net	228,893	237,303	36,220
Accounts receivable-a related party, net	9,447	-	-
Contract assets	36,307	35,143	5,364
Amounts due from related parties	6,275	119	18
Prepayments and other current assets	139,259	140,143	21,390
Total current assets	878,988	3,201,250	488,607

Long-term investments	66,162	70,859	10,815
Property and equipment, net	16,416	20,373	3,110
Intangible assets, net	2,023	28,878	4,408
Goodwill	-	143,698	21,933
Deferred income tax assets	1,049	1,387	212
Other non-current assets	3,824	6,493	991
Total non-current assets	89,474	271,688	41,469
Total assets	968,462	3,472,938	530,076

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	20,000	20,000	3,053
Amounts due to a related party	2,813	-	-
Accounts payable	131,599	111,843	17,071
Contract liabilities	95,993	110,443	16,857
Payables to an affiliate of a shareholder (formerly a Series C Redeemable Convertible Preferred Shareholder)	230,087	230,087	35,118
Payable for business acquisition	-	54,000	8,242
Accrued expenses and other current liabilities	93,967	103,749	15,835
Warrant liabilities	202,272	-	-
Total current liabilities	776,731	630,122	96,176

Non-current warrant liabilities	19,470	-	-
Other non-current liabilities	-	33,238	5,073
Total non-current liabilities	19,470	33,238	5,073
Total liabilities	796,201	663,360	101,249
Commitments and contingencies	-	-	-
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares	648,328	-	-
Series B Redeemable Convertible Preferred Shares	686,082	-	-
Series C Redeemable Convertible Preferred Shares	1,579,397	-	-
Series D Redeemable Convertible Preferred Shares	444,789	-	-
Series E Redeemable Convertible Preferred Shares	720,044	-	-
Series F Redeemable Convertible Preferred Shares	1,133,364	-	-
Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	(336,178)	-	-
Total mezzanine equity	4,875,826	-	-

Shareholders’ equity (deficit):
Pre-offering Class A Ordinary Shares	29	-	-
Pre-offering Class B Ordinary Shares	33	-	-
Class A Ordinary Shares	-	187	29
Class B Ordinary Shares	-	17	3
Additional paid-in capital	-	10,867,681	1,658,732
Subscription receivable	-	(336,180)	(51,311)
Accumulated other comprehensive income (loss)	208,672	(8,134)	(1,241)
Accumulated deficit	(4,914,644)	(7,710,537)	(1,176,858)
Total shareholders’ equity (deficit) attributable to Cloopen Group Holding Limited	(4,705,910)	2,813,034	429,354
Non-controlling interests	2,345	(3,456)	(527)
Total shareholders’ equity (deficit)	(4,703,565)	2,809,578	428,827
Total liabilities, mezzanine equity and shareholders’ euqity (deficit)	968,462	3,472,938	530,076

CLOOPEN GROUP HOLDING LIMITED UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended,
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD
	(in thousands, except for per share data)
Revenues	132,434	204,530	31,217
Cost of revenues	(70,446)	(116,635)	(17,802)
Gross profit	61,988	87,895	13,415

Operating expenses:
Research and development expenses	(38,561)	(68,683)	(10,483)
Sales and marketing expenses	(45,922)	(68,304)	(10,425)
General and administrative expenses	(38,923)	(100,967)	(15,411)
Total operating expenses	(123,406)	(237,954)	(36,319)
Operating loss	(61,418)	(150,059)	(22,904)

Other income (expense):
Interest expenses	(4,141)	(224)	(34)
Interest income	479	667	102
Investment income	12	-	-
Gain from disposal of subsidiaries, net	14,897	-	-
Share of losses of equity method investments	(6)	(803)	(123)
Change in fair value of warrant liabilities	2,505	(19,259)	(2,939)
Foreign currency exchange gains (losses), net	148	(2,166)	(331)
Loss before income taxes	(47,524)	(171,844)	(26,229)
Income tax benefit (expense)	(143)	815	124
Net loss	(47,667)	(171,029)	(26,105)

Accretion and modifications of Redeemable Convertible Preferred Shares	8,295	(2,641,830)	(403,222)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	(4,786)	-	-
Net loss attributable to ordinary shareholders	(44,158)	(2,812,861)	(429,327)
Net income (loss) attributable to non-controlling interests	(3,969)	235	36
Net loss attributable to Cloopen Group Holding Limited	(40,189)	(2,813,095)	(429,363)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(22,681)	(222,306)	(33,929)
Unrealized holding gain on available-for-sale securities, net of nil income taxes	11	5,500	839
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of nil income taxes	(12)	-	-
Total other comprehensive loss	(22,682)	(216,806)	(33,090)
Comprehensive loss	(66,840)	(3,029,666)	(462,417)
Comprehensive income attributable to non-controlling interests	2,234	235	36
Comprehensive loss attributable to Cloopen Group Holding Limited	(64,606)	(3,029,431)	(462,381)

Net loss per ordinary share
— Basic and diluted	(0.55)	(12.76)	(1.95)

CLOOPEN GROUP HOLDING LIMITED

RECONCILATION OF GAAP TO NON-GAAP MEASURES

	Three-month Period Ended,
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD
		(in thousands)
Net loss	(47,667)	(171,029)	(26,105)

Add:
Share-based compensation	9,982	88,413	13,494
Gain from disposal of subsidiaries, net	(14,897)	-	-
Change in fair value of warrant liabilities	(2,505)	19,259	2,939
Non-GAAP net loss	(55,087)	(63,357)	(9,672)

Net loss	(47,667)	(171,029)	(26,105)
Add:
Depreciation and amortization	2,067	1,853	283
Interest expenses, net	3,662	(443)	(68)
Income tax expense/(benefit)	143	(815)	(124)
EBITDA	(41,795)	(170,434)	(26,014)

Add:
Share-based compensation	9,982	88,413	13,494
Investment income	(12)	-	-
Gain from disposal of subsidiaries, net	(14,897)	-	-
Share of losses of equity method investments	6	803	123
Change in fair value of warrant liabilities	(2,505)	19,259	2,939
Foreign currency exchange (gains)/losses, net	(148)	2,166	331
Adjusted EBITDA	(49,369)	(59,793)	(9,127)